FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date August 30, 2006

"Barbara O’Neill"

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  August 30, 2006

NEWS RELEASE 06-21

For Further Information Contact:   Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER ANNOUNCES COMPLETION OF THE SALE OF ITS WEEDY LAKE PROPERTY INTEREST FOR $1,000,000 CDN AND WARRANTS

Tyler Resources Inc. (“Tyler”) is pleased to announce that it has completed the sale of its 50.1% interest in the Weedy Lake property in Saskatchewan to Golden Band Resources Inc. (“Golden Band”).

Total consideration for the sale of Tyler’s interest consisted of $1,000,000 CDN, as well as 500,000 common share purchase warrants, with each warrant exercisable to acquire one common share of Golden Band at a price of $0.55 per share until August 29, 2008. The warrants ensure that Tyler will be in a position to realize further value from this sale as Golden Band pursues its objective of consolidating its La Ronge Gold belt properties and advancing exploration towards the development of its strategic portfolio of gold deposits in Saskatchewan.

The disposition of this non-core asset is part of Tyler’s continuing commitment to streamline the Company and focus on its active and ongoing exploration program for copper, gold, silver, zinc and molybdenum at its flagship Bahuerachi project located in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.